Exhibit 21
VERSUM MATERIALS, INC.
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Showa Denko Versum Materials 2 Co., Ltd.	Japan
Showa Denko Versum Materials Co., Ltd.	Japan
Versum Materials (Dalian) Co., Ltd.	China
Versum Materials Germany GmbH	Germany
Versum Materials HYT Inc.	Korea
Versum Materials Ireland, Limited	Ireland
Versum Materials Israel, Ltd.	Israel
Versum Materials Italia S.r.l.	Italy
Versum Materials Japan Inc.	Japan
Versum Materials ADM Korea Inc.	Korea
Versum Materials Korea Inc.	Korea
Versum Materials Malaysia, Sdn Bhd	Malaysia
Versum Materials Netherlands B.V.	Netherlands
Versum Materials PM Korea, Inc.	Korea
Versum Materials (Shanghai) Co., Ltd.	China
Versum Materials Singapore Pte. Ltd.	Singapore
Versum Materials SPC Korea Limited	Korea
Versum Materials Taiwan Co. Ltd.	Taiwan
Versum Materials Technology, LLC (Taiwan Branch)	Taiwan
Versum Materials UK Ltd.	England and Wales
Versum Materials US, LLC	Delaware